

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Julian C. Day
Chairman of the Board and Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-291, 300 RadioShack Circle
Fort Worth, Texas 76102

> **Re: RadioShack Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed October 25, 2010**
> **File No. 001-05571**

Dear Mr. Day:

We have received your response letter dated January 7, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 55

1.   We note your response to comment two of our letter dated November 8, 2010 regarding revenue earnings process for the sale of a typical wireless phone handset. However, we continue to believe the sale of a wireless phone handset under a bundle arrangement has separate tangible product and service components in which their respective revenues should be classified separately on the face of the income statements. In future filings, please revise to present upfront commissions and recurring residual revenues separately from product revenues in income statements. Please also revise your disclosures and

discussions in Management's Discussion and Analysis accordingly. Refer to Rule 5-03 (1) of Regulation S-X.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or the undersigned at (202) 551-3377 if you have questions regarding our comment on the financial statements and related matters. Please contact Christopher Chase, Staff Attorney, at (202) 551-3485 if you have other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief